UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K



(Mark One)

|X|  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934


      For the fiscal year ended                        March 31, 2004
                                            ------------------------------------


                                       OR


|_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934


      For the transition period from                      to
                                      -------------------    -------------------


Commission file number                   1-9601
                                    --------------------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  K-V Pharmaceutical Company
                  Fifth Restated Profit Sharing Plan and Trust


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                  K-V Pharmaceutical Company
                  2503 South Hanley Road
                  St. Louis, Missouri  63144

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K



                              REQUIRED INFORMATION


(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the supplemental schedule thereto of K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2004 and 2003, and for the year ended March 31, 2004 as required by Form 11-K, together with the reports thereon of KPMG, LLP and BDO Seidman, LLP, independent auditors, dated September 9, 2004 and August 7, 2003, respectively.


(b)  Exhibits:


     23.1 Consent of KPMG, LLP to incorporation by reference of its report dated
          September   9,   2004   into  the   Registration   Statement   of  K-V
          Pharmaceutical Company on Form S-8 (File Number 33-36900)

     23.2 Consent of BDO Seidman, LLP to incorporation by reference of its report dated August 7, 2003 into the Registration Statement of K-V Pharmaceutical Company on Form S-8 (File Number 33-36900)

                         K-V Pharmaceutical Company
                  Fifth Restated Profit Sharing Plan and Trust

                 Financial Statements and Supplemental Schedule

                             March 31, 2004 and 2003

                     (With Reports of Independent Registered
                         Public Accounting Firms Thereon)

                           K-V PHARMACEUTICAL COMPANY
                  FIFTH RESTATED PROFIT SHARING PLAN AND TRUST



                                Table of Contents



                                                                     Page

Reports of Independent Registered Public Accounting Firms              1

Statements of Net Assets Available for Benefits                        3

Statements of Changes in Net Assets Available for Benefits             4

Notes to Financial Statements                                          5

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)        10

             Report of Independent Registered Public Accounting Firm



The Trustee of the K-V
Pharmaceutical Company
   Fifth Restated Profit Sharing Plan and Trust:


We have audited the accompanying statement of net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust (the Plan) as of March 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2004 and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                /s/ KPMG, LLP


St. Louis, Missouri
September 9, 2004

Report of Independent Registered Public Accounting Firm

The Administrative Committee
K-V Pharmaceutical Company
Fifth Restated Profit Sharing Plan and Trust
St. Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust (the
Plan) as of March 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signficant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of March 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

                                        /s/ BDO Seidman, LLP


Chicago, Illinois
August 7, 2003

                           K-V PHARMACEUTICAL COMPANY
                  FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
                 Statements of Net Assets Available for Benefits
                             March 31, 2004 and 2003


                                                     2004          2003
                                                -------------- -----------------
Investments at fair value:
    Cash equivalents                          $      482,644        284,421
    Mutual funds                                  18,944,799     11,124,169
    Employer's common stock                       10,100,013      5,125,715
    Interest in common trusts                      2,981,607      2,298,864
    Loans to participants                            671,408        510,256
                                                --------------- ----------------
        Total investments                         33,180,471     19,343,425
                                                --------------- ----------------
Receivables:
    Employer contributions                           425,430        375,000
    Participant contributions                         70,947             --
                                                --------------- ----------------
        Total receivables                            496,377        375,000
                                                --------------- ----------------
        Net assets available for benefits      $  33,676,848     19,718,425
                                                =============== ================

See accompanying notes to financial statements.

                           K-V PHARMACEUTICAL COMPANY
                  FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
           Statements of Changes in Net Assets Available for Benefits
                       Years ended March 31, 2004 and 2003

                                                                                2004           2003
                                                                          ---------------- -------------
Additions:
   Contributions and other additions:
      Employer contributions                                            $     1,514,534       1,517,244
      Participant contributions                                               3,415,244       3,013,725
      Participant rollover contributions                                        816,904         114,695
                                                                          ----------------- ------------
                Total contributions and other additions                       5,746,682       4,645,664
                                                                          ----------------- ------------
   Investment income:
      Interest and dividends                                                    272,194         120,836
      Net appreciation (depreciation) in fair value of investments            9,360,521      (5,669,877)
                                                                          ----------------- ------------
                Total investment income (loss)                                9,632,715      (5,549,041)
                                                                          ----------------- ------------
                Total additions                                              15,379,397        (903,377)
                                                                          ----------------- ------------
Deductions:
      Benefits paid to participants                                           1,411,492         692,917
      Administrative and other expenses                                           9,482           8,015
                                                                          ----------------- ------------
                Total deductions                                              1,420,974         700,932
                                                                          ----------------- ------------
                Net increase (decrease) in net assets available              13,958,423       (1,604,309
                  for benefits
Net assets available for benefits, beginning of year                         19,718,425       21,322,734
                                                                          ----------------- -------------
Net assets available for benefits, end of year                          $    33,676,848       19,718,425
                                                                          ================= =============

See accompanying notes to financial statements.

                           K-V Pharmaceutical Company
                  FIFTH RESTATED PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements

                             March 31, 2004 and 2003


(1)  Description of the Plan

     The following description of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     (a)  General

          The Plan is a defined contribution plan established for the benefit of all employees of K-V Pharmaceutical Company, ETHEX Corporation, Ther-Rx Corporation, and Particle Dynamics, Inc. (collectively referred to as the Company). The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established March 1, 1959 to offer the employees of the Company a means of saving funds, on a pretax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation is voluntary.

          Full-time employees are eligible to participate in the Plan upon completion of one year, or 1,000 hours, of service for the Company and reaching 21 years of age. Each employee may become a participant of the Plan on the first pay period coinciding with, or following, the fulfillment of the eligibility requirements.

          The Plan is administered by the executives of the Company. Fidelity Investments Institutional Services Company, Inc. serves as the Plan trustee and record keeper (the Trustee).

     (b)  Contributions

          Plan participants may contribute between 1% and 14% of their covered compensation, up to the maximum allowable under Section 401(k) of the Internal Revenue Code (IRC). Contributions may be made prior to Federal and certain other income taxes pursuant to Section 401(k) of the IRC. Contributions are allocated to investment funds, as determined by the eligible employee.

          The Company matches 50% of a participant's contributions not to exceed 7% of a participant's covered compensation. These contributions are allocated as directed by the employee.

          The Company may also make a profit sharing contribution on a discretionary basis on behalf of all eligible participants, as defined in the Plan, whether or not they make an elective contribution for the Plan year. Profit sharing contributions are based on the Company's profitability, are allocated to participant accounts based on compensation levels, and are 100% participant directed. These contributions are recognized by the Plan when authorized by the board of directors of the Company and are also subject to certain limitations. Profit sharing contributions remitted to the Plan were $400,000 and $375,000 in 2004 and 2003, respectively.

     (c)  Investments

          Participants may elect to place their deferred contributions into the following funds: Fidelity Management Trust Company Dividend Growth Fund, K-V Pharmaceutical Company Common Stock - Class A, Fidelity Management Trust Company Stable Value Fund, Fidelity Management Trust Company Intermediate Bond Fund, K-V Pharmaceutical Company Common Stock - Class B, Fidelity Management Trust Company Equity Growth Fund, Fidelity Management Trust Company Technology Fund, Fidelity Management Trust Company Financial Services Fund, Fidelity Management Trust Company Mid Cap Fund, Fidelity Management Trust Company Equity Income Fund, Janus International Portfolio Fund, Dreyfus S&P 500 Index Fund, Fidelity Management Trust Company Small Cap Fund, Fidelity Management Trust Company Health Care Fund, Wells Fargo Outlook 2010 Fund, Wells Fargo Outlook 2020 Fund, Wells Fargo Outlook 2030 Fund, Wells Fargo Outlook 2040 Fund, and Fidelity Management Trust Company Cash Equivalents.

     (d)  Vesting and Forfeitures

          Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of company matching contributions and the earnings thereon is determined based on participants' years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement. Profit sharing contributions made by the Company vest based on the number of years of service as follows: 0% if less than 5 years of service and 100% if 5 or more years of service. In 2004 and 2003 participants were 100% vested in all employer discretionary profit sharing contributions regardless of the number of years of service.

          Forfeitures are allocated to the active participants' accounts on the same basis as the Company's profit sharing contribution. Forfeitures are held in a forfeiture account until allocated by the plan administrator. The amounts forfeited were $213,000 and $293,000 in 2004 and 2003, respectively.

     (e)  Payments of Benefits

          Upon retirement or disability, the participants have the option to receive a lump-sum distribution equal to the vested value of the funds allocated to the participants' accounts or periodic payments of equal amounts over a period not exceeding the participant's life expectancy.

          Upon death subsequent to retirement, the beneficiary of the deceased participant will receive payments as determined by the method of distribution of benefits then in force. Upon death prior to retirement, the beneficiary of the deceased participant can elect to receive a lump-sum distribution or annual periodic payments of substantially equal amounts not to exceed 10 years.

          Upon termination, the participant will receive their vested profit sharing account balance, if under $1,500, on the valuation date coincident with the Plan year in which the participant's break-in-service occurred. Participant's vested profit sharing balances in excess of $1,500 will be distributed with the close of the fifth plan year following the Plan year in which the break-in-service occurred.

     (f)  Loans to Employees

          Participants of the Plan may borrow funds from their accounts up to 50% of the total vested balance, not to exceed $50,000, less the participant's highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over a period of one to five years or up to 10 years for the purchase of primary residence. The loans are secured by the vested balance in the participant's account and bear interest at the prime lending rate plus 0.5% determined on the day the loan was granted. At March 31, 2004, the range of interest rates on outstanding loans is 5.25% to 10.00%. Interest income on the loan fund is included as interest income in the participants' fund accounts based on their elected loan allocation.

     (g)  Plan Member Accounts

          Each participant's account is credited with the participant's contribution, the Company's matching contribution, and the allocation of (a) the Company's profit sharing contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts, and is charged with an allocation of administrative expenses. Allocation of the profit sharing contribution and forfeitures are based on compensation. Allocation of earnings and administrative expenses are based on the participant's account balance by investment type.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     (c)  Administrative Expenses

          The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan.

     (d)  Valuation of Investments

          Investments are stated at fair value based upon publicly stated quotes as of the close of business on the last day of the Plan year. Investment transactions are accounted for on the trade-date basis and gain or loss on securities is based on a first-in, first-out basis.

          Participant loans are stated at cost. The cost value of participant loans is expected to approximate market value as the majority of the loans are limited to a five-year repayment schedule and interest rates within that time frame are not expected to fluctuate materially or to have a material effect on the financial statements.

          The statements of changes in net assets available for benefits present the net appreciation (depreciation) in the fair value of the Plan's investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Due to the fact that mutual fund distributions are immediately reinvested, mutual fund distributions are included in net appreciation.

          The Plan provides for investment in various mutual funds and other investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(3)  Investments

     Investments at fair value that represent 5% or more of the Plan's net assets at March 31 are as follows:
                                                           2004          2003
                                                      -----------    -----------
K-V Pharmaceutical Company Common Stock - Class A       7,611,809      3,958,985
K-V Pharmaceutical Company Common Stock - Class B       2,488,204      1,166,730
Fidelity Management Trust Company Dividend Growth
    Fund                                                6,409,591      4,668,354
Fidelity Management Trust Company Stable Value
    Fund                                                2,981,607      2,298,864
Fidelity Management Trust Company Equity Growth
    Fund                                                2,107,481      1,120,001
Fidelity Management Trust Company Intermediate
    Bond Fund                                           2,382,546      1,880,981
Other                                                   9,199,233      4,249,510
                                                      -----------    -----------
            Total Investments                        $ 33,180,471     19,343,425
                                                      ===========    ===========


     Investments in the K-V Pharmaceutical Company common stock (held in a unitized stock fund created by the Trustee) held by the Plan at March 31, 2004 and 2003 were as follows (in shares):

                                                          2004           2003
                                                      -----------    -----------
K-V Pharmaceutical Company Common Stock - Class A         309,911        220,324
K-V Pharmaceutical Company Common Stock - Class B          90,546         64,384


     During 2004 and 2003, the Plan's investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                          2004           2003
                                                      ------------   -----------
Employer's common stock                              $   5,535,896   (2,952,020)
Mutual funds                                             3,824,625   (2,717,857)
                                                      ------------   -----------
                                                     $   9,360,521   (5,669,877)
                                                      ============   ===========

(4)  Tax Status

     The Plan has obtained a tax determination letter dated February 18, 2003. The Plan has been amended since the receipt of this letter; however, the Plan Administrator and the Plan's counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and is tax exempt through the year ended March 31, 2004. Accordingly, no provision for income taxes has been recorded in the financial statements.

(5)  Distribution of Assets Upon Termination of the Plan

     The Company reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and the Company determines that the trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued but the Company determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. No plans have been made to terminate the Plan at this time.

                                                                    Supplemental
                                                                        Schedule
                           K-V PHARMACEUTICAL COMPANY
                  FIFTH RESTATED PROFIT SHARING PLAN AND TRUST
              Schedule H, line 4i - Schedule of Assets (Held at End
                                    of Year)
                                 March 31, 2004

    Identify of issuer, borrower or similar party and             Fair
               description of investment                          value
-----------------------------------------------------------   ------------------
Fidelity Management Trust Company Dividend Growth Fund*      $         6,409,591
Fidelity Management Trust Company Stable Value Fund*                   2,981,607
Fidelity Management Trust Company Intermediate Bond Fund*              2,382,546
Fidelity Management Trust Company Equity Growth Fund*                  2,107,481
Fidelity Management Trust Company Technology Fund*                     1,368,327
Fidelity Management Trust Company Financial Services Fund*               946,959
Fidelity Management Trust Company Mid Cap Fund*                        1,114,261
Fidelity Management Trust Company Equity Income Fund*                    855,265
Fidelity Management Trust Company Small Cap Fund*                        845,213
Fidelity Management Trust Company Health Care Fund*                      325,356
Fidelity Management Trust Company Cash Equivalents*                      482,644
K-V Pharmaceutical Company Common Stock - Class A*                     7,611,809
K-V Pharmaceutical Company Common Stock - Class B*                     2,488,204
Janus International Portfolio Fund                                       773,250
Dreyfus S&P 500 Index Fund                                             1,118,212
Wells Fargo Outlook 2010 Fund                                             66,592
Wells Fargo Outlook 2020 Fund                                            375,217
Wells Fargo Outlook 2030 Fund                                            206,479
Wells Fargo Outlook 2040 Fund                                             50,050
Participant loans (with interest rates ranging from 5.25%
   to 10.00%, maturing through 2013)                                     671,408
                                                              ------------------
                                                             $        33,180,471
                                                              ==================

*Represents a party-in-interest allowable under ERISA regulations.

See accompanying report of independent registered public accounting firm.

                   K-V PHARMACEUTICAL COMPANY FIFTH RESTATED
                          PROFIT SHARING PLAN AND TRUST

                                    FORM 11-K

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                K-V PHARMACEUTICAL COMPANY
                                FIFTH RESTATED PROFIT SHARING
                                PLAN AND TRUST


Date:    October 29, 2004       By:
                                    --------------------------------------------
                                    Gerald R. Mitchell, Trustee

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


                                  EXHIBIT INDEX


Exhibit
Number                        Exhibit
-------                       -------

  23.1 Consent of KPMG, LLP to incorporation by reference of its report dated October 28, 2004 into the Registration Statement of K-V Pharmaceutical Company on Form S-8 (File Number 33-36900).

  23.2 Consent of BDO Seidman, LLP to incorporation by reference of its report dated October 29, 2004 into the Registration Statement of K-V Pharmaceutical Company on Form S-8 (File Number 33-36900).